Filed Pursuant to Rule 433

Registration No. 333-158663

Enhanced Return Investments

The following is a transcript of an educational video prepared by Bank of America Merrill Lynch relating to Enhanced Return Market-Linked Investments.

Market-Linked Investments

Client Education Video Series

ENHANCED RETURN INVESTMENTS

Visuals/Motion Graphics	Audio

Enhanced Return Investments

BRIAN PARTRIDGE

I’m Brian Partridge of the Merrill Lynch Market-Linked Investments group.

At Merrill Lynch, we have four basic categories of Market-Linked Investments. Market Downside Protection, Enhanced Income, Enhanced Return, and Market Access.

Each category has certain features that make them more appropriate for different types of investors.

Some, like Market Downside Protection, are geared to more conservative, long-term investors.

But others have a shorter term and different risk/return characteristics. They’re designed to take advantage of specific opportunities… or, in some cases, to turn challenges into opportunities.

Enhanced Return Investments

One example of this is Enhanced Return Market-Linked Investments, which are designed to help investors enhance their returns… without increasing their risk.

They can be especially effective in the kind of flat or “sideways” markets that often accompany periods of low growth and challenging economic times.

During a time when the market might be up just a few percentage points, these kinds of investments allow you to earn some multiple of that return … without putting a multiple of your capital at risk if the market ends up going down.

Enhanced Return Investments

Let me give you some examples to show you what I mean.

As we’ve said, most Market-Linked Investments are like bonds … issued for a fixed number of months or years.

A typical Enhanced Return investment might be issued for 14 months. And it could give you 3x the positive return of the asset it’s linked to, yet only 1x the negative return.

Let’s assume your investment is linked to the S&P 500 Index.

At the end of the 14 months, if the S&P is up 6%, you’ll receive your original investment at maturity, plus a return based on 3x the 6% return … or 18% total return.

But, if the S&P is down 6%, you will only lose 6% -- and still get back 94% of your original investment.

Because, remember, these investments increase your returns on the upside, but do not increase your losses on the downside.

Enhanced Return Investments

Depending on the specific type of Enhanced Return investment you have, it could also have some features you should know about.

Most are subject to some sort of “cap.”

While your upside is enhanced, there is usually a cap, or upper limit, on just how high your returns can go.

If your Enhanced Return investment provides 3x the upside and has a 20% cap, you’ll make 3x any returns … but only up to 20%.

Some Enhanced Return Market-Linked Investments also have what is known as a “buffer.”

What’s a buffer?

It’s a way of buffering, or limiting, the amount your investment can go down. If your investment has a 10% buffer, you’re protected against the first 10% decline in the index. So in that same example where the S&P is down 6% … you’d still get back 100% of your money. In fact, the S&P would have to go down 11% for you to experience the first 1% of losses.

Enhanced Return Investments

So here are the main benefits and risks of Enhanced Return Market-Linked Investments:

They give you the potential for enhanced returns without increased risk.… and some even give you a reduced downside.

Still, your principal is at risk. … Even with a buffer, if the linked asset performs poorly you could lose a substantial portion of your investment, depending on how much the index or asset declines over the term of the investment.

Enhanced Return Investments

Because of the cap, if the linked asset performs very well, there is also a chance you could end up making less than you would with a direct investment in the index or the asset.

And, like all bonds, these investments are subject to credit risk. Any payments you’re owed are always dependent on the ability of the issuing bank or company to meet its obligations.

All Market-Linked Investments involve benefits and risks.

Talking with your Financial Advisor is the best way to learn which of these investments might be right for your individual investment strategy.

I’m Brian Partridge. Thanks for watching.

Enhanced Return Investments

Enhanced Return Investments